Filed by AOL Time Warner Inc.
                              Pursuant to Rule 425 under the Securities
                              Exchange Act of 1933
                              Subject Company: AOL Time Warner Inc., Time Warner Inc. and America Online, Inc.
                              Commission File No. 333-30184

     Statements in the following communications regarding the benefits of the AOL/Time Warner merger, including future financial and operating results, are forward-looking statements within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations or beliefs and are subject to a number of factors and uncertainties that could cause actual results to differ materially from those described in the forward-looking statements.

     The following factors, among others, could cause actual results to differ materially from those described in the forward-looking statements: inability to obtain, or meet conditions imposed for, governmental approvals for the AOL/Time Warner merger; failure of America Online's or Time Warner's stockholders to approve the merger; costs related to the merger; fluctuating market prices that could cause AOL Time Warner's stock value to be less than the current America Online or Time Warner stock value; the difficulty the market may have in valuing the America Online Time Warner business model; the risk that the AOL and Time Warner businesses will not be integrated successfully; the failure of AOL Time Warner to realize anticipated benefits of the AOL/Time Warner merger; and other economic, business, competitive and/or regulatory factors affecting Time Warner's and America Online businesses generally.

     You are urged to read the definitive joint proxy statement-prospectus, which will be filed with the Securities and Exchange Commission by AOL Time Warner Inc. because it will contain important information. The definitive joint proxy statement-prospectus (when it is available) will be sent to stockholders of Time Warner and America Online seeking their approval of the proposed transaction. You may obtain a free copy of the definitive joint proxy statement-prospectus (when it is available) and other documents filed by AOL Time Warner (as well as by America Online and Time Warner) with the Commission at the Commission's web site at www.sec.gov. The definitive joint proxy statement-prospectus and these other documents may also be obtained for free by America Online stockholders by directing a request to: America Online, Inc., 22000 AOL Way, Dulles, VA 20166, Attention: Investor Relations, telephone: (703) 265-2741, e-mail: AOL IR@aol.com, and by Time Warner stockholders by directing a request to Time Warner Inc., 75 Rockefeller Plaza, New York, NY 10019,
Attention: Shareholder Relations, telephone: (212) 484-6971, e-mail: investrequest@twi.com.

     AOL Time Warner, America Online, Time Warner, and their respective directors, executive officers, employees and certain other persons may be deemed to be participants in the solicitation of proxies of America Online's and Time Warner's stockholders to approve the proposed merger involving America Online and Time Warner. Such individuals may have interests in the merger, including as a result of holding options or shares of the companies. A detailed list of the names, affiliations and interests of the participants in the solicitation is contained in AOL Time Warner's proxy statement-prospectus contained in its registration statement filed with the Commission (Commission File No. 333-30184) with respect to the proposed merger involving America Online and Time Warner.

                         ******************************

     SET FORTH BELOW IS A PORTION OF REMARKS BY GERALD M. LEVIN, CHAIRMAN AND CEO, TIME WARNER INC., AT THE ANNUAL MEETING OF STOCKHOLDERS OF TIME WARNER INC. ON MAY 18, 2000


     ALL OUR ANNUAL SHAREHOLDERS MEETINGS ARE IMPORTANT OCCASIONS. BUT TODAY'S HAS ADDED SIGNIFICANCE.

     THIS IS THE ELEVENTH--AND LAST--FOR TIME WARNER. IN THE NEXT MONTH OR SO, WE'RE PLANNING A SPECIAL SHAREHOLDERS MEETING TO VOTE ON OUR PROPOSED MERGER WITH AOL. AFTER THAT, AS SOON AS THE NECESSARY GOVERNMENT APPROVALS ARE IN PLACE, WE'LL BEGIN FUNCTIONING AS AOL TIME WARNER, THE WORLD'S PREEMINENT, INTERNET-POWERED MEDIA AND COMMUNICATIONS COMPANY.

     IT'S BEEN QUITE A DECADE.

     ALONG WITH AN AMAZING NUMBER OF SUCCESSFUL  PRODUCT  LAUNCHES,  WE ACQUIRED
STRATEGICALLY  CRITICAL CABLE SYSTEMS AT A TIME WHEN CABLE WAS OUT OF FAVOR.....
REBUILT CABLE WITH AN ADVANCED  BROADBAND  ARCHITECTURE.....  MERGED WITH TURNER
BROADCASTING.....  AND RESTRUCTURED TIME WARNER'S FINANCIAL UNDERPINNINGS,  THUS
SECURING OUR REPUTATION AS A BLUE-CHIP, INVESTMENT-GRADE, GROWTH COMPANY.

     OUR STOCK PRICE HAS REFLECTED OUR SUCCESS, RISING AT A COMPOUNDED ANNUAL RATE OF 17%--380% FOR THE DECADE--PUTTING US WELL AHEAD OF THE SUBSTANTIAL RISE IN THE S&P 500.

     TODAY, TIME WARNER HAS A NUMBER OF COMPETITORS.

     BUT WHEN IT COMES TO THE RESOURCES WE POSSESS--THE TALENT, CREATIVE ENERGY, JOURNALISTIC HERITAGE AND BONDS OF TRUST WITH MILLIONS OF CUSTOMERS--WE HAVE NO CLOSE RIVALS.

     BEFORE ANYTHING ELSE, I WANT TO THANK THOSE WHOSE CONFIDENCE AND SUPPORT
HAVE BEEN ESSENTIAL TO THIS SUCCESS.....

     YOU, OUR SHAREHOLDERS.

                                     # # #

     AS WELL AS MARKING OUR FINAL ANNUAL MEETING, TODAY IS SPECIAL FOR SOME OTHER REASONS.

     ONE, FOR THE FIRST TIME EVER, WE'RE DOING AN AUDIO WEBCAST OF OUR SHAREHOLDERS MEETING, AND I WELCOME ALL OF YOU WHO ARE LISTENING.

     TWO, ALTHOUGH WE'VE HAD PREVIOUS SHAREHOLDERS MEETINGS HERE, THE APOLLO
NOW HAS A NEW BOARD THAT DEEPENS OUR RELATIONSHIP. THANKS TO THE WORK OF DICK PARSONS, WHO ALSO SERVES AS HEAD OF THE UPPER MANHATTAN EMPOWERMENT ZONE, THE BOARD INCLUDES TONI FAY, THE WOMAN WHO MADE TIME WARNER'S COMMUNITY RELATIONS DEPARTMENT AMONG THE MOST EFFECTIVE AND ADMIRED IN CORPORATE AMERICA; VAL AZZOLI, CO-CHAIRMAN OF THE ATLANTIC RECORDS GROUP; BEVERLY SILLS GREENOUGH, ONE OF THE WORLD'S GREAT PERFORMERS; AND THE LEGENDARY QUINCY JONES.

     ON TOP OF HIS PRESENCE HERE THIS MORNING, OSSIE DAVIS, THE CHAIRMAN OF THE BOARD--AND ONE OF THE GIANTS OF THE AMERICAN STAGE--HAS GRACIOUSLY AGREED TO NARRATE THE BRIEF VIDEO WE'VE PREPARED ON THE STORY OF THIS EXCEPTIONAL PLACE.

     I MIGHT ADD THAT HBO IS PLANNING TO DO A FULL-LENGTH DOCUMENTARY ON THE APOLLO IN THE NEAR FUTURE, SO THIS IS JUST A TASTE OF THINGS TO COME.

     LET'S GO TO THE VIDEOTAPE.

                                 [APOLLO VIDEO]

     THE PIECE OF WOOD YOU SEE DISPLAYED HERE ON STAGE IS A UNIQUE PART OF THE APOLLO'S HERITAGE. IT'S CALLED "THE TREE OF HOPE" AND HAS BEEN TOUCHED BY ALL THE STARS AND WOULD-BE STARS WHO'VE APPEARED HERE.

     I TOUCHED IT EARLIER..... AND MADE MY WISH.

     LET ME NOW SET OUT THE AGENDA FOR OUR MEETING.

     IN A MOMENT, I'LL INTRODUCE OUR BOARD AND SENIOR MANAGEMENT. I'LL THEN SHOW A FIVE-MINUTE CORPORATE VIDEO, FOLLOWED BY A BRIEF REPORT ON THE COMPANY'S OUTSTANDING PERFORMANCE. I'LL CONCLUDE THE FIRST PART OF THE PROGRAM BY SHOWING A TRAILER FOR AN UPCOMING WARNER BROS. RELEASE.

     AFTERWARDS, WE'LL START THE FORMAL BUSINESS OF THE MEETING BY VOTING ON TWO
ITEMS: THE ANNUAL ELECTION OF OUR BOARD OF DIRECTORS; AND APPROVAL OF THE FIRM OF ERNST & YOUNG AS INDEPENDENT AUDITORS OF THE COMPANY FOR 2000.

     FOLLOWING ANY QUESTIONS RELATED TO THESE ITEMS, AND WHILE THE VOTES ARE BEING TALLIED, I'LL OPEN THE FLOOR TO A GENERAL QUESTION-AND-ANSWER PERIOD.

     WE HAVE TWO BOARD MEMBERS WHO ARE OFFICIALLY RETIRING TODAY. MERV ADELSON AND BEVERLY SILLS GREENOUGH BOTH MADE SUBSTANTIAL CONTRIBUTIONS TO THE DELIBERATIONS OF OUR BOARD AND THE PROGRESS OF TIME WARNER, MOST RECENTLY WITH THE AOL MERGER.

     THEY LEAVE WITH OUR THANKS AND GRATITUDE.

     THEIR RETIREMENT LEAVES US WITH A BOARD OF ELEVEN. IN ADDITION TO MYSELF, TWO OTHER DIRECTORS SERVE AS OFFICERS OF THE CORPORATION:

-    OUR VICE CHAIRMAN, TED TURNER
-    AND OUR PRESIDENT, DICK PARSONS

     THE EIGHT OUTSIDE DIRECTORS ARE:

-    CARTER BACOT
-    STEVE BOLLENBACH
-    JACK DANFORTH
-    JERRY GREENWALD
-    CARLA HILLS
-    REUBEN MARK
-    MIKE MILES
-    FAY VINCENT

                                      # # #

     ONCE OUR MERGER IS COMPLETE, WE'LL BE OPERATING WITH A BOARD OF SIXTEEN, EIGHT FROM EACH COMPANY.

     TWO WEEKS AGO WE ANNOUNCED THE NEW MANAGEMENT STRUCTURE.

     IF THERE'S A SINGLE PRINCIPLE UNDERLYING WHAT WE'VE DONE, IT'S "FORM SHOULD ALWAYS FOLLOW FUNCTION." WE'VE RECOGNIZED THAT THE FUTURE GROWTH OF OUR COMBINED
COMPANY  WILL BE DRIVEN BY THE CORE  FUNCTIONS OF CONTENT  CREATION.....  AND OF
SUBSCRIPTION SERVICES, ADVERTISING AND COMMERCE.

     THIS IS HOW WE'VE ORGANIZED OUR MANAGEMENT STRUCTURE, WITH DICK PARSONS AND BOB PITTMAN SERVING UNDER ME AS CO-CHIEF OPERATING OFFICERS.

     DICK WILL OVERSEE OUR CONTENT BUSINESSES IN FILM, TELEVISION PRODUCTION, MUSIC AND BOOKS, AS WELL AS TWO KEY CORPORATE FUNCTIONS, LEGAL AND PEOPLE DEVELOPMENT.

     BOB WILL BE IN CHARGE OF OPERATIONS BASED IN SUBSCRIPTION SERVICES, ADVERTISING AND COMMERCE.

     REMEMBER, NO COMPANY HAS EVER BEFORE BEEN SPECIFICALLY DESIGNED TO FIT
THE UNIQUE PARADIGM CREATED BY THE CONVERGENCE INTO A SINGLE DIGITAL FRAMEWORK OF TVs, PCs, TELEPHONES AND A BURGEONING NUMBER OF WIRELESS DEVICES AND MUSIC PLAYERS.

     WE BELIEVE WE HAVE THE RIGHT FORM. BETTER YET, IN OUR MANAGEMENT TEAM, WE KNOW WE HAVE THE EXPERIENCE AND TALENT TO MAKE IT WORK. I'D LIKE TO TAKE A MOMENT TO INTRODUCE THAT TEAM, AND I'D ASK EACH OF THEM TO STAND AS I CALL THEIR
NAMES:

-  PUBLISHING..... DON LOGAN, CHAIRMAN AND CEO
-  CABLE  NETWORKS.....  JEFF  BEWKES,  CHAIRMAN  AND CEO OF  HBO.....
     AND  TERRY MC  GUIRK, CHAIRMAN AND CEO OF TURNER BROADCASTING
-  TIME WARNER CABLE..... JOE COLLINS, CHAIRMAN AND CEO
-  THE WARNER MUSIC GROUP,  WHICH WILL INCLUDE OUR GLOBAL JOINT VENTURE WITH
     EMI WHEN THE PENDING TRANSACTION RECEIVES REGULATORY APPROVAL.....ROGER
     AMES, CHAIRMAN AND CEO
-  WARNER BROS. STUDIO..... BARRY MEYER, CHAIRMAN AND CEO
-  TIME WARNER  DIGITAL  MEDIA.....  RICH  BRESSLER,  CHAIRMAN AND CEO.
      RICH IS SLOTTED TO BECOME CEO OF THE AOL TIME WARNER INVESTMENT CORPORATION AND EXECUTIVE VICE PRESIDENT OF THE NEW COMPANY.

     I MIGHT ADD THAT ONE OF TIME WARNER'S TRULY GREAT ENTREPRENEURS--TED TURNER, WHO CURRENTLY SERVES AS VICE-CHAIRMAN--WILL CONTINUE AS A VICE CHAIRMAN AND SENIOR ADVISOR AT AOL TIME WARNER.

                                            # # #

     LAST  YEAR,   AT  OUR   MEETING  IN  L.A.,   I  SPOKE  ABOUT  THE
"TRANSFORMING CHANGE" WE WERE BRINGING TO EVERY PART OF TIME WARNER. OUR MERGER WITH AOL WILL INFUSE THAT TRANSFORMATION WITH NEW IMMEDIACY AND IMPACT.

     THE MERGER WILL BE EXACTLY THAT.....

     A MERGER.

     STEVE CASE AND I AGREED THAT FOR THIS TO WORK IT CAN'T BE A SERIES OF HALF-MEASURES. WE INTEND FOR EACH COMPANY TO EMBRACE AND ABSORB THE OTHER, BLENDING OUR SKILLS, SHARING OUR RESOURCES, UNITING OUR STRATEGIES UNTIL WE'RE A SINGLE ENTITY.

     WHILE THE PROCESS CAN'T TAKE EFFECT BEFORE WE HAVE THE NECESSARY APPROVALS, THAT DOESN'T MEAN WE CAN'T TAKE INDEPENDENT ACTIONS TO PREPARE THE WAY.

     OUR ANNUAL REPORT PACKAGE, FOR EXAMPLE, WHICH YOU SHOULD HAVE RECEIVED, IS INDICATIVE OF THIS INTENT. TIME WARNER 2000 IS AMONG THE FIRST CORPORATE REPORTS TO INCLUDE A PRINT FORMAT AND AN EXTENSIVE ONLINE COMPONENT, FEATURING VIDEO INTERVIEWS WITH THE COMPANY'S MANAGEMENT.

     THE VIDEO I'M ABOUT TO SHOW BUILDS ON THE THEMES CONTAINED IN TIME WARNER 2000 AND, FOR THOSE WHO CONSIDER THEMSELVES "TECHNOLOGICALLY CHALLENGED," WE'VE ENSURED IT'S THE LATEST IN "USER FRIENDLY."

     SO SIT BACK AND ENJOY THE TAPE.

                                [VIDEO IS SHOWN]

     THE REACH AND IMPACT OF TIME WARNER, WHICH WERE SO EVIDENT IN THAT VIDEO, CANNOT BE EMPHASIZED ENOUGH.

     THEY ARE AT THE HEART OF THE LOGIC BEHIND OUR MERGER.

     AOL HAS THE WORLD'S PREMIER INTERNET BRANDS.

     WE  HAVE  THE  MOST   RESPECTED,   TRUSTED   BRANDS  IN  GLOBAL  MEDIA  AND
ENTERTAINMENT.

     AOL HAS THE LARGEST ONLINE COMMUNITIES OF SUBSCRIBERS AND REGISTRANTS. ITS ONLINE ADVERTISING PRESENCE CONTINUES TO GROW RAPIDLY.

     OUR MAIN SUBSCRIPTION-BASED BUSINESSES IN PUBLISHING, CABLE NETWORKS AND CABLE HAVE BUILT A CORE OF OVER 100 MILLION SUBSCRIBERS. IN EACH CATEGORY, WE'RE THE CLEAR LEADER IN ATTRACTING AND KEEPING ADVERTISERS.

     BOTH OUR COMPANIES COMPRISE HIGH-PERFORMANCE BUSINESSES, SKILLED IN
SERVING CUSTOMERS AND CREATING RELATIONSHIPS THAT INSTEAD OF ENDING WITH A SINGLE TRANSACTION ENDURE FOR YEARS, AND IN THE CASE OF TIME WARNER, FOR DECADES.

     PUBLISHING'S 1999 OPERATING RESULTS TESTIFIED TO ITS CONSISTENT
VITALITY. ADVERTISING REVENUES WERE UP 18% OVER THE PREVIOUS YEAR--AND REMEMBER, THAT GROWTH IS OFF WHAT IS ALREADY THE LARGEST ADVERTISING BASE OF ANY PUBLISHING COMPANY.

     WHEN  THE 90'S  BEGAN,  PUBLISHING  WAS  BEING  TAGGED  BY SOME AS A MATURE
INDUSTRY.....  BY THE TIME THEY ENDED, TIME INC. HAD LAUNCHED MORE NEW MAGAZINES
THAN AT ANY TIME IN ITS HISTORY, INCLUDING ENTERTAINMENT WEEKLY, TEEN PEOPLE AND IN STYLE.

     IN 2000, IT WILL TAKE THE PACE UP ANOTHER NOTCH, LAUNCHING FIVE MAGAZINES.

     WE EXPECT THE COMBINATION OF AOL AND TIME INC. TO HEIGHTEN FURTHER THE MOMENTUM OF PUBLISHING AS A GROWTH LEADER.

     CABLE NETWORKS WAS OUR TOP PERFORMER IN 1999, WITH ROBUST GAINS IN BOTH SUBSCRIPTION AND ADVERTISING.

     HERE AGAIN, IT'S A STORY OF VITALITY AND CONSISTENCY.

     FOR THE 22ND CONSECUTIVE YEAR, TBS SUPERSTATION WAS WATCHED BY MORE PEOPLE THAN ANY OTHER CABLE NETWORK. TNT IS DISTRIBUTED TO 77 MILLION U.S. SUBSCRIBERS. CARTOON NETWORK HAS PASSED THE 60 MILLION MARK.

     CNN, THE WORLD'S LEADING ELECTRONIC NEWS BRAND, REACHES OVER A BILLION PEOPLE WORLDWIDE.

     CNN.COM RANKS AMONG THE MOST-VISITED NEWS SITES ON THE WEB AND WILL BE
AN IMPORTANT BRAND IN AOL TIME WARNER'S GLOBAL STRATEGY TO SERVE CONSUMERS "ANYTIME, ANYWHERE."

     WHEN IT COMES TO HBO,  CRITICS  AND  VIEWERS  AGREE:  NOT  ONLY  DOES  "THE
SOPRANOS"  REPRESENT  THE  VERY  BEST  IN  TELEVISION,   IT  ALSO  EMBODIES  THE
PROGRAMMING GENIUS THAT MAKES HBO TELEVISION'S MOST SIGNIFICANT NETWORK.

     HOME  BOX  OFFICE   CONTINUES  TO  BE  AMONG  THE  WORLD'S  TOP  ELECTRONIC
SUBSCRIPTION BUSINESSES, WITH A TOTAL OF NEARLY 36 MILLION SUBSCRIPTIONS.

     AT TIME WARNER CABLE, ALONG WITH EXPANDED PROGRAMMING CHOICES--AND AN EVEN GREATER DIVERSITY OF CONTENT FROM AN EVEN WIDER VARIETY OF SOURCES--OUR FIVE-YEAR REBUILD ALLOWS US TO DELIVER IMPROVED RELIABILITY AND ENHANCED QUALITY TO BASIC SUBSCRIBERS.

     THE SAME TECHNOLOGY IS PRODUCING NEW REVENUE STREAMS FROM DIGITAL AND HIGH-SPEED INTERNET SERVICES AND ADVERTISING. WE'RE CONFIDENT TIME WARNER CABLE'S RECORD GROWTH IN 1999 IS PROOF OF EVEN BETTER THINGS TO COME.

     I'D ADD HERE HOW PLEASED WE ARE BY THE MEMORANDUM OF UNDERSTANDING WE HAVE WITH AOL ON OPEN ACCESS FOR MULTIPLE INTERNET SERVICE PROVIDERS. NOBODY KNOWS BETTER THAN CABLE OPERATORS HOW CRUCIAL DIVERSITY OF CONTENT IS TO THE SUCCESS OF DISTRIBUTION NETWORKS AND OUR AGREEMENT GUARANTEES SUBSCRIBERS WILL FIND ON TIME WARNER CABLE THE VERY BEST VARIETY OF ISPs.

     IN TERMS OF OPERATING RESULTS, OUR MUSIC GROUP'S RESULTS FOR THE YEAR WERE DOWN.

     DESPITE THIS, IT'S ALREADY CLEAR THAT NO ENTERTAINMENT BUSINESS IS GOING TO BE MORE PROFOUNDLY AFFECTED BY THE INTERNET THAN MUSIC. IT GOES WAY BEYOND WHAT RADIO OR MTV DID FOR THE INDUSTRY, NOT JUST INCREASING PEOPLE'S EXPOSURE TO ARTISTS AND GENRES, BUT REVOLUTIONIZING THE WAY MUSIC IS PRODUCED, MARKETED, SOLD, AND CONSUMED.

     AT THE VERY MOMENT THIS IS HAPPENING, THE UPCOMING GLOBAL JOINT VENTURE BETWEEN WARNER MUSIC AND EMI WILL GIVE US THE WORLD'S FINEST MUSIC CATALOGUE AND A POWERFUL ROSTER OF INTERNATIONAL RECORDING ARTISTS.

     PUT THAT TOGETHER WITH AOL'S INTERNET MUSIC PRESENCE, AND YOU HAVE A BUSINESS WITH IMMENSE POTENTIAL FOR NEW GROWTH.

     WHEN IT COMES TO FILMED ENTERTAINMENT, SAY THE WORDS "WARNER BROS. STUDIO" AND THE FIRST THING THAT POPS INTO PEOPLE'S HEADS IS A GREAT TRADITION OF MOVIEMAKING.

     MOVIES WILL ALWAYS BE INTEGRAL TO WARNER BROS.' PERFORMANCE. LED BY THE MATRIX, FOR EXAMPLE, THE HIGHEST GROSSING FILM IN WARNER BROS.' HISTORY--WITH A BOX OFFICE OF ALMOST HALF-A-BILLION DOLLARS--MOVIES HELPED LEAD WARNER BROS. TO ANOTHER RECORD YEAR.

     BUT WARNER BROS. ISN'T JUST MOVIES.

     IT'S A BOOMING HOME VIDEO BUSINESS--AND A FAST-GROWING DVD COMPONENT.

     AND IT'S TELEVISION..... FIRST-RUN SYNDICATION AND HIT SHOWS LIKE ER, WEST
WING, AND OF COURSE, FRIENDS.

     IN A MOMENT, I'LL SHOW A TRAILER FROM THE PERFECT STORM, WHICH WARNER BROS. WILL RELEASE NEXT MONTH.

     TRAILERS ARE AN ART FORM IN THEIR OWN RIGHT.

     THEY'RE ALSO A TERRIFIC REMINDER THAT BEHIND THE DRY AND LIFELESS WORD CONTENT--A WORD CONSTANTLY THROWN AROUND IN DISCUSSIONS OF THE MEDIA--IS A
CREATIVE PROCESS AT ONCE COMPLEX AND  IDIOSYNCRATIC.....  DEEPLY IMAGINATIVE AND
LABOR  INTENSIVE.....  A UNIQUE  COMBINATION  OF  COMMERCE  AND ART,  TALENT AND
TECHNOLOGY..... WHOSE END RESULT..... IF DONE RIGHT..... IS UTTERLY MAGICAL.

     THE INTERNET GIVES US A CANVAS BIGGER, MORE ADAPTABLE AND FLEXIBLE THAN ANY WE'VE HAD BEFORE.

     BUT WHETHER THE DISTRIBUTION MEDIA ARE DIGITAL OR TRADITIONAL, WHAT WILL DRAW AND KEEP AUDIENCES IS WHAT HAS ALWAYS DRAWN AND KEPT THEM--CONTENT SO WELL CRAFTED AND ELEGANTLY EXECUTED THAT IT HOLDS OUR INTEREST, ENGAGES OUR MINDS AND SENSES, AS IT INFORMS AND ENTERTAINS.

     PLEASE WATCH THE SCREEN.

                            ------------------------

     SET FORTH BELOW IS THE SCRIPT OF A VIDEO SHOWN AT THE ANNUAL MEETING OF STOCKHOLDERS OF TIME WARNER INC. ON MAY 18, 2000 AND REFERRED TO IN MR. LEVIN'S
REMARKS:


               VIDEO                                  AUDIO

----------------------------------------- --------------------------------------
Images of the "digital revolution" with   Narration:
emphasis on media and entertainment:
                                          The digital revolution is transforming
                                          the media and entertainment landscapes
Person using a cutting edge PDA to        with unprecedented speed.
access CNN Mobile.

Time Inc. books/magazines on sale on line.

DVD being put into a player (Matrix)
DVD playing hit movie. (Matrix)
----------------------------------------- --------------------------------------
----------------------------------------- --------------------------------------
                                          For Time Warner--
Product  shots from montage mix to Time   the most creative and content rich
Warner logo,  then mix to a fast montage  media and entertainment  company--
of brands                                 the new technologies,
                                          new avenues of distribution, and new
                                          marketplaces bring tremendous
                                          opportunities for growth.

Continue montage of new technology:
Multiplexing on HBO,
RoadRunner
Music on the web
Publishing online
----------------------------------------- --------------------------------------
----------------------------------------- --------------------------------------
Merger graphic                            Time Warner's upcoming merger with AOL
                                          vastly accelerates this growth.
----------------------------------------- --------------------------------------
----------------------------------------- --------------------------------------
On Camera: Dick Parsons                   On camera: Dick Parsons:

Lower third: name and title               "Our information and entertainment
                                          businesses are powerful engines for
                                          the creation of compelling content.
                                          And by combining this content with
                                          these new digital delivery platforms,
                                          we're going to be able to offer
                                          more consumers more choice, anywhere
                                          around the globe."
----------------------------------------- --------------------------------------
----------------------------------------- --------------------------------------
                                          Narration:

                                          The combination with AOL turbo-charges
                                          all  of  Time   Warner's   businesses,
                                          creating the potential for a future of
                                          exponential digital growth.
----------------------------------------- --------------------------------------
----------------------------------------- --------------------------------------
Graphic Transition                        This   burgeoning   global
                                          marketplace    will    generate    new
                                          audiences   and  new   fans  for  Time
                                          Warner's popular entertainment.
----------------------------------------- --------------------------------------
----------------------------------------- --------------------------------------
On Camera: Barry Meyer                    On Camera: Barry Meyer:

                                          "A cornerstone of Warner Bros.
                                          business strategy has been to build
                                          brands and develop franchises, and an
                                          expanded  Internet platform offers us
                                          valuable opportunities for distribu-
Cutaways highlight the brands and         tion, product promotion and brand
products of Warner Bros.                  expansion now and in the future."
----------------------------------------- --------------------------------------
----------------------------------------- --------------------------------------
                                          Narration:

                                          As the internet  platform becomes more
                                          and   more    portable,    media   and
                                          entertainment   take   on   an   added
                                          dimension in people's lives.
Show "portability" of internet:
laptops, PDA's, MP3 players, internet
kiosks at the airport, etc.
----------------------------------------- --------------------------------------
----------------------------------------- --------------------------------------
On Camera: Roger Ames                     On Camera: Roger Ames:

                                          "It's the ability to make music
                                          portable and to make music consumable
Cutaways highlight the brands and         in ways that it never was before."
products of the music businesses.
----------------------------------------- --------------------------------------
----------------------------------------- --------------------------------------

                                          Narration:

                                          When it merges  with EMI,  the  Warner
                                          Music Group will be the  world's  most
                                          diverse music company...
                                          with a major presence on the internet.
----------------------------------------- --------------------------------------
----------------------------------------- --------------------------------------
On Camera: Roger Ames                     On Camera: Roger Ames:

                                          "We   already   have   a   variety  of
                                          initiatives  from digital  downloading
                                          to e-commerce to Web ready promotions.
                                          So,  we  are  already   utilizing  the
                                          enormous potential of the Internet."
----------------------------------------- --------------------------------------
----------------------------------------- --------------------------------------
                                          Narration:

Written TW content  being  distributed    To the talented and pioneering people
and consumed on the net in a variety of   who create the valuable  content that
ways.                                     drives Time Warner, the new era offers
                                          new ways to reach  individuals around
                                          the world.

----------------------------------------- --------------------------------------
----------------------------------------- --------------------------------------
On Camera: Don Logan                      On Camera: Don Logan:

                                          "We have terrific journalists who know
                                          their business, who are able to create
Cutaways highlight the brands and         stories and images that connect with
products of the publishing businesses.    the readers and we believe that that's
                                          going to have great value as we
                                          translate those over into electronic
                                          form and distribution."
----------------------------------------- --------------------------------------
----------------------------------------- --------------------------------------
                                          Narration:

                                          Brands  that stand for quality are the
                                          brands of choice in the market  place,
                                          and  popular   content  and   services
                                          attract   more   subscribers,  further
                                          expanding   the   company's    digital
                                          delivery networks.
----------------------------------------- --------------------------------------
----------------------------------------- --------------------------------------
On Camera: Terry McGuirk                  On Camera: Terry McGuirk:

                                          "Part of the magic of this merger is
                                          that as the distribution comes, we can
                                          build the networks that can fill those
                                          pipes."

Cutaways highlight the brands and
products of the Turner Networks.
----------------------------------------- --------------------------------------
----------------------------------------- --------------------------------------
                                          Narration:

                                          Time  Warner's  advanced   fiber-optic
                                          cable  systems  are  leading the cable
                                          industry into the digital age.
----------------------------------------- --------------------------------------
----------------------------------------- --------------------------------------
On Camera: Joe Collins                    On Camera: Joe Collins:


                                          "The future of the Internet is in
Cutaways highlight the brands and         high-speed delivery.
products of the cable businesses.         The rapid roll-out of digital cable,
                                          high-speed online service, high-
                                          definition television, video-on-demand
                                          and telephony.  We are in the
                                          communications business, really in
                                          every sense of the word."
----------------------------------------- --------------------------------------
----------------------------------------- --------------------------------------
                                          On Camera: Jeff Bewkes:

                                          "There's a new HBO product  called HBO
                                          on Demand. You pick the program;  pick
                                          the movie, pick the HBO series, and it
                                          will be  digitally  delivered  to your
                                          home.  And that's  the  essence of the
                                          digital revolution."
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                                          Narration:

                                          Together AOL and Time Warner are
                                          unmatched in their diversity of
                                          products, popular brands, and
                                          distribution networks...setting the
                                          stage for accelerated growth.
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                                          On Camera: Richard Bressler:

                                          "We're  going to  touch  over two and
                                          a half billion  people a month.  We
                                          have over one hundred million
                                          subscriptions on a monthly  basis
                                          and our  combined revenues will start
                                          out at over 40 billions dollars."
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                                          On Camera: Barry Meyer:

                                          "I think you've got the ultimate
                                          marriage of content and distribution."
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                                          On Camera:  Roger Ames:

                                          "It's  going to be how you can
                                          harness those  two  assets  together
                                          to drive something that is really
                                          special."
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                                          On Camera: Jeff Bewkes:

                                         "There  are  things  that are  possible
                                          that we do  together  that we couldn't
                                          think of when we were apart."
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                                          On Camera: Terry McGuirk:

                                          "We've got all of the raw materials."

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                                          On Camera: Ted Turner:

                                          "The challenge now is to intergrate
                                          and execute."
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                                          On Camera: Dick Parsons:

Clips of products                         "We are creating an enterprise of
                                          truly unlimited possibilities."
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